SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                  Transportacion Maritima Mexicana SA de CV
                                (Name of Issuer)

                                      ADRs
                        (Title of Class of Securities)

                                   893868208
                                (CUSIP Number)

                               Arthur Goetchius
       300 Park Avenue, 21st Fl., New York, NY 10022 (212) 755-9395
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                               October 1, 1997
           (Date of event which requires filing of this statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

            Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

             NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                             PAGE 1 OF 21 PAGES

                                      13D
CUSIP No. 893868208
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                EGS Associates, L.P.
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                           -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                           156,815
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                           -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                           156,815
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                           156,815
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)          1.10%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                           PN
_____________________________________________________________________________
                        ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                             PAGE 2 OF 21 PAGES

                                      13D
CUSIP No. 893868208
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             EGS Partners, L.L.C.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                  AF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                  Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                  -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                   521,065
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                   -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                   525,950
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                   525,950
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                   3.70%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                   IA
_____________________________________________________________________________
                        ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                             PAGE 3 OF 21 PAGES

                                      13D
CUSIP No. 893868208
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                  Bev Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                  Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                  -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                  98,535
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                  -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                  98,535
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                  98,535
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                  69%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                  PN
_____________________________________________________________________________
                        ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                             PAGE 4 OF 21 PAGES

                                      13D
CUSIP No. 893868208
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Jonas Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                     WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                     -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                     15,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                     -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                     15,000
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                     15,000
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                     .11%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                      PN
_____________________________________________________________________________
                        ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                             PAGE 5 OF 21 PAGES

                                      13D
CUSIP No. 893868208
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             William Ehrman
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                               United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                    -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                     791,415
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                     -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                     796,300
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                     796,300
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                     5.61%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                       IN
_____________________________________________________________________________
                        ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                             PAGE 6 OF 21 PAGES

                                      13D
CUSIP No. 893868208
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                     Frederic Greenberg
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                               United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                     -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                     791,415
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                     -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                     796,300
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                     796,300
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                     5.61%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                     IN
_____________________________________________________________________________
                        ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                             PAGE 7 OF 21 PAGES

                                      13D
CUSIP No. 893868208
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Frederick Ketcher
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                               United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                   -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                   791,415
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                   -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                   796,300
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                   796,300
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                   5.61%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                   IN
_____________________________________________________________________________
                        ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 8 OF 21 PAGES

                                      13D
CUSIP No. 893868208
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                   Jonas Gerstl
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                               United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                   -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                   791,415
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                   -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                   796,300
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                   796,300
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                               5.61%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                               IN
_____________________________________________________________________________
                        ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                 PAGE 9 OF 21 PAGES

                                      13D
CUSIP No. 893868208
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                   James McLaren
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                   United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                   -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                   791,415
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                   -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                   796,300
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                   796,300
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                   5.61%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                   IN
_____________________________________________________________________________
                        ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   PAGE 10 OF 21 PAGES

                                      13D
CUSIP No. 893868208
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                               William Lautman
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                               United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                   -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                   791,415
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                   -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                   796,300
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                   796,300
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                   5.61%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                   IN
_____________________________________________________________________________
                        ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                        PAGE 11 OF 21 PAGES

ITEM 1.  SECURITY AND ISSUER.
-----------------------------
          This statement relates to the American Depository Receipts, (the "ADRs"), issued by Transportacion Maritima Mexicana SA de CV, a Mexican corporation (the "Company"), whose principal executive offices are Avda. De la Cuspide, no 4755, Colonia Parques de Pedregal, Mexico, DF, CP 14010. One ADR represents one Series "L" share of Common Stock (the "Shares").

ITEM 2.   IDENTITY AND BACKGROUND.
----------------------------------
          (a) This statement is filed by (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), with respect to Shares beneficially owned by it, (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), with respect to Shares beneficially owned by discretionary accounts managed by EGS Partners, (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), with respect to Shares beneficially owned by it, (iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), with respect to Shares beneficially owned by it, (v) William Ehrman, with respect to Shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners; (vi) Frederic Greenberg, with respect to Shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners; (vii) Frederick Ketcher, with respect to Shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners; (viii) Jonas Gerstl, with respect to Shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners; (ix) James McLaren, with respect to Shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners, and (x) William Lautman, with respect to Shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners. The foregoing persons hereinafter sometimes are referred to collectively as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The general partners of EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are William Ehrman, Frederic Greenberg, Frederick Ketcher, Jonas Gerstl, James McLaren and William Lautman (collectively, the "General Partners").
          (b) The address of the principal business and principal office of (i) EGS Associates, EGS Partners, Bev Partners, and Jonas Partners and each of the General Partners is 300 Park Avenue, 21st Floor, New York, New York 10022.
          (c) The principal business of each of EGS Associates, Bev Partners, and Jonas Partners is that of a private investment firm, engaging in the purchase and sale of securities for investment for its own account. The principal business of EGS Partners is that of a private investment firm and a registered investment adviser under the Investment Advisers Act of 1940, as amended, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts. The present principal occupations of the General Partners are as general partners/members of EGS Associates, EGS Partners, Bev Partners, Jonas Partners and other private investment partnerships.
                             PAGE 12 OF 21 PAGES

          (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
          (f) Each of the individuals referred to in paragraph (a) above is a United States citizen. EGS Associates, Bev Partners, and Jonas Partners are Delaware limited partnerships. EGS Partners is a Delaware limited liability company.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
------------------------------------------------------------
          The net investment cost (including commissions, if any) of the ADRs beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners is approximately $1,082,177, $3,895,645, $703,733, and $107,400,
respectively.
          Messrs. Ehrman, Greenberg, Ketcher, Gerstl, McLaren and Lautman currently own no Shares or ADRs.
          The ADRs purchased by each of EGS Associates, Bev Partners, and Jonas Partners were purchased with the investment capital of the respective entities and with investment capital of each discretionary account under management of EGS Partners.
          The ADRs beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at NationsBanc Montgomery Securities, Inc. and may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the ADRs purchased. Non-margin accounts are maintained at Bankers Trust Company. Currently, the interest rate charged on such various margin accounts is approximately 8.5% per annum.

ITEM 4.   PURPOSE OF THE TRANSACTION.
-------------------------------------
          The purpose of the acquisition of the ADRs by the Reporting Persons was for investment. The Reporting Persons each may in the future dispose of any and all of the ADRs held by it or him at any time, or acquire other shares.
          None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs
(b) through (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

                             PAGE 13 OF 21 PAGES

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-----------------------------------------------
          (a) The approximate aggregate percentage of shares of ADRs reported beneficially owned by each person herein is based on 14,198,884 shares outstanding, which is the total number of Shares outstanding as of December 31, 1996, as reflected in the Company's Form 20-F filed with the Securities and Exchange Commission for the period ended December 31, 1996 (which is the most recent Form 20-F on file).

          As of the close of business on October 7, 1997:

          (i) EGS Associates owns beneficially 156,815 Shares, constituting approximately 1.10% of the Shares outstanding.
         (ii) EGS Partners owns directly no Shares. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 525,950 Shares, constituting approximately 3.70% of the Shares outstanding, purchased for discretionary accounts managed by it.
        (iii) Bev Partners owns beneficially 98,535 Shares, constituting less than 1% of the Shares outstanding.
         (iv) Jonas Partners owns 15,000 Shares, constituting less than 1% of the Shares outstanding.
          (v) Messrs. Ehrman, Greenberg, Gerstl, Ketcher, McLaren and Lautman own directly no Shares
          The Reporting Partners' ownership reported herein is through ownership of related ADRs.
          By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 156,815 shares beneficially owned by EGS Associates, the 525,950 shares beneficially owned by EGS Partners, the 98,535 shares beneficially owned by Bev Partners, and the 15,000 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are aggregated, they total 796,300 Shares, constituting approximately 5.61% of the Shares outstanding.
         (vi) In the aggregate, the Reporting Persons beneficially own a total of 796,300 Shares, constituting approximately 5.61% of the Shares outstanding.

          (b) (i) Each of EGS Associates, EGS Partners (with respect to shares held by discretionary accounts), Bev Partners, and Jonas Partners has the power to vote and to dispose of the Shares beneficially owned by it, which power may be exercised by the General Partners. Each of the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.

          (c) The trading dates, number of ADRs purchased or sold and price per share for all transactions in the ADRs from the 60th day prior to October 1, 1997 until October 7, 1997 by EGS Associates, EGS Partners, and Bev Partners are set forth in Schedules A, B, and C, respectively, and were all effected on the New York Stock Exchange. During such period, Messrs. Ehrman, Greenberg, Ketcher, Gerstl, McLaren and Lautman did not enter into any transactions in the ADRs.

                             PAGE 14 OF 21 PAGES

          (d) No person other than each respective record owner of ADRs referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such ADRs.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
------------------------------------------------------------------------------
          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
-------------------------------------------
          1. There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13D-1(f)(1) of the Act.






























                             PAGE 15 OF 21 PAGES

                                      EXHIBIT 1

                               JOINT ACQUISITION STATEMENT
                               PURSUANT TO RULE 13D-1(f) 1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  October 9, 1997             /s/ William Ehrman
                                    William Ehrman, individually and as
                                    general partner of each of EGS
                                    ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                    JONAS PARTNERS, L.P., and as member
                                    EGS PARTNERS, L.L.C.


                                    /s/ William Ehrman
                                    William Ehrman, as Attorney-in-Fact for
                                    Frederic Greenberg, individually and as
                                    general partner of each of EGS
                                    ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                    JONAS PARTNERS, L.P., and as member
                                    EGS PARTNERS, L.L.C.


                                    /s/ William Ehrman
                                    William Ehrman, as Attorney-in-Fact for
                                    Frederick Ketcher, individually and as
                                    general partner of each of EGS
                                    ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                    JONAS PARTNERS, L.P., and as member
                                    EGS PARTNERS, L.L.C.













                             PAGE 16 OF 21 PAGES

                                   /s/ Jonas Gerstl
                                   Jonas Gerstl, individually and as general
                                   partner of each of EGS ASSOCIATES, L.P.,
                                   BEV PARTNERS, L.P., JONAS PARTNERS, L.P.,
                                   and as member EGS PARTNERS, L.L.C.


                                   /s/ James McLaren
                                   James McLaren, individually and as general
                                   partner of each of EGS ASSOCIATES, L.P.,
                                   BEV PARTNERS, L.P., JONAS PARTNERS, L.P.,
                                   and as member EGS PARTNERS, L.L.C.


                                   /s/ William Lautman
                                   William Lautman, individually and as
                                   general partner of each of
                                   EGS ASSOCIATES L.P., BEV PARTNERS, L.P.,
                                   JONAS PARTNERS, L.P., and as member of EGS
                                   PARTNERS, L.L.C.































                              PAGE 17 OF 21 PAGES

                                   SIGNATURES
                                   ----------

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
DATED:  October 9, 1997
                                     /s/ William Ehrman
                                     William Ehrman, individually and as
                                     general partner of each of EGS
                                     ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                     JONAS PARTNERS, L.P., and as member
                                     EGS PARTNERS, L.L.C.


                                     /s/ William Ehrman
                                     William Ehrman, as Attorney-in-Fact for
                                     Frederic Greenberg, individually and as
                                     general partner of each of EGS
                                     ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                     JONAS PARTNERS, L.P., and as member
                                     EGS PARTNERS, L.L.C.


                                     /s/ William Ehrman
                                     William Ehrman, as Attorney-in-Fact for
                                     Frederick Ketcher, individually and as
                                     general partner of each of EGS
                                     ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                     JONAS PARTNERS, L.P., and as member
                                     EGS PARTNERS, L.L.C.


                                     /s/ Jonas Gerstl
                                     Jonas Gerstl, individually and as general
                                     partner of each of EGS ASSOCIATES, L.P.,
                                     BEV PARTNERS, L.P., JONAS PARTNERS, L.P.,
                                     and as member EGS PARTNERS, L.L.C.


                                     /s/ James McLaren
                                     James McLaren, individually and as
                                     general partner of each of EGS
                                     ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                     JONAS PARTNERS, L.P., and as member
                                     EGS PARTNERS, L.L.C.


                                     /s/ William Lautman
                                     William Lautman, individually and as
                                     general partner of each of EGS
                                     ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                     JONAS PARTNERS, L.P., and as member
                                     EGS PARTNERS, L.L.C.
                             PAGE 18 OF 21 PAGES

                                       Schedule A
                                       ----------

                                  EGS Associates, L.P.
                                  --------------------

                                 Transactions in the ADRs

                                                           Price Per Share
  Date of                        Number of                    (including
Transaction                  Shares Purchased/(Sold)      Commissions, if any)
------------------------------------------------------------------------------

8/28/97                          12,700                         $7.19
9/26/97                           7,470                         $7.69
10/1/97                          17,300                         $8.18




































                             PAGE 19 OF 21 PAGES

                                   Schedule B
                                   ----------

                               EGS Partners, L.P.
                               ------------------
                            Transactions in the ADRs

                                                           Price Per Share
  Date of                        Number of                   (including
Transaction                  Shares Purchased/(Sold)      Commissions, if any)
------------------------------------------------------------------------------

8/8/97                           12,700                          $7.56
8/11/97                           7,300                          $7.56
8/26/97                           3,100                          $7.50
8/27/97                           1,000                          $1.25
8/27/97                          25,000                          $7.31
8/28/97                           6,440                          $7.19
9/24/97                          10,000                          $7.57
9/26/97                          19,320                          $7.69
10/1/97                          50,000                          $8.09
10/1/97                             250                          $8.18
10/1/97                          25,000                          $8.05
10/2/97                          15,000                          $8.06
10/2/97                          10,000                          $8.06
10/3/97                          25,000                          $8.42

























                             PAGE 20 OF 21 PAGES

                                       Schedule C
                                       ----------

                                   Bev Partners, L.P.
                                   ------------------

                                 Transactions in the ADRs

                                                            Price Per Share
  Date of                              Number of               (including
Transaction                   Shares Purchased/(Sold)     Commissions, if any)
------------------------------------------------------------------------------


8/28/97                               1,070                        $7.19
9/25/97                              30,000                        $7.56
9/26/97                               3,210                        $7.69
10/1/97                               7,450                        $8.18




































                             PAGE 21 OF 21 PAGES

(..continued)